                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                          TNP Enterprises Incorporated
                                (Name of Issuer)

                     Common Stock, par value $ .00 per share
                         (Title of Class of Securities)

                                    872594106
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Continued on the following page(s))
                                      Page 1 of  4   Pages

CUSIP NO.    872594106

(1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons:

          First Union Corporation           56-0898180


(2)       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    [ ]
          (b)    [ ]


(3)       SEC Use Only


(4)       Citizenship or Place of Organization:

          North Carolina


Number of Shares            (5)      Sole Voting Power                 775,250
                                     -----------------               ---------
Beneficially                (6)      Shared Voting Power                35,000
                                     -------------------             ----------
Owned by Each               (7)      Sole Dispositive Power            810,250
                                     ----------------------           ---------
Reporting Person With:      (8)      Shared Dispositive Power                0
                                     ------------------------         ---------


(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      810,250

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
      [ ]


(11)  Percent of Class Represented by Amount in Row 9

      7.43%  (based on   10,908,000   shares outstanding on  12/31/95)
                       --------------

(12)  Type of Reporting Person (See Instructions)

      First Union Corporation (HC)

                                                                    Page 3 of 4
Item 1(a)   Name of Issuer:

            TNP Enterprises Incorporated

Item 1(b)   Address of Issuer's Principal Executive Offices:

            4100 International Plaza
            P.O. Box 2943
            Fort Worth, TX  76113

Item 2(a)   Name of Person Filing:

            First Union Corporation

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            One First Union Center
            Charlotte, North Carolina 28288-0137

Item 2(c)   Citizenship:

            North Carolina

Item 2(d)   Title of Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number:

            872594106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (g) [X] Parent Holding Company, in accordance with section 240.13d-1(b) (ii) (G)

Item 4     Ownership.



             (a)      Amount Beneficially Owned:                                  810,250
                                                                                ---------
             (b)      Percent of Class:                                              7.43%
                                                                                  -------
             (c)      Number of shares as to which such person has:
                 (I)     sole power to vote or to direct the vote                 775,250
                                                                                ---------
                 (ii)    shared power to vote or to direct the vote                35,000
                                                                                ----------
                 (iii)   sole power to dispose or to direct the disposition of    810,250
                                                                                ---------
                 (iv)    shared power to dispose or to direct the disposition of        0
                                                                                ---------


Item 5       Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6       Ownership of More Than Five Percent on Behalf of Another Person.

             Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Evergreen Asset Management Group                  13-2682544

             First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item 3(g). The relevant subsidiaries are Evergreen Asset Management Group (IA) and Lieber and Company (IA). Such subsidiaries are investment advisers for mutual funds and other clients. The securities being reported on are beneficially owned by such mutual funds or other clients.

Item 8       Identification and Classification of Members of the Group.

             Not applicable

Item 9       Notice of Dissolution of Group.

             Not applicable

Item 10      Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

February 12, 1996
Date




Signature

Dorothy F. Crowe,  Assistant Vice President & Compliance Officer